SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(Amendment No. ____)*

Neurotrope, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

64129T108

(CUSIP Number)

August 26, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64129T108	13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS George W. Haywood
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 980,000 (1)
	6.	SHARED VOTING POWER 170,000 (2)
	7.	SOLE DISPOSITIVE POWER 980,000 (1)
	8.	SHARED DISPOSITIVE POWER 170,000 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12.	TYPE OF REPORTING PERSON (see instructions) IN
(1) Includes 365,000 shares underlying call options. (2) Represents 70,000 shares, and 100,000 shares underlying call options, owned jointly by Mr. Haywood and his non-minor children.

CUSIP No. 64129T108	13G	Page 3 of 6

Item 1.

(a)	Name of Issuer Neurotrope, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1185 Avenue of the Americas, 3rd Floor, New York, NY 10036

Item 2.

(a)	Name of Person Filing George W. Haywood

(b)	Address of the Principal Office or, if None, Residence c/o Moomjian, Waite & Coleman, LLP, 100 Jericho Quadrangle, Suite 208, Jericho, New York 11753

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, par value 0.0001 per share

(e)	CUSIP Number 64129T108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 64129T108	13G	Page 4 of 6

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		1,150,000

(b)	Percent of class:		8.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	980,000

	(ii)	Shared power to vote or to direct the vote:	170,000

	(iii)	Sole power to dispose or to direct the disposition of:	980,000

	(iv)	Shared power to dispose or to direct the disposition of:	170,000

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Included as shares for which there exist sole voting and dispositive power are 365,000 shares underlying call options.

Included as shares for which there exists shared voting and dispositive power are an aggregate of 70,000 shares, and 100,000 shares underlying call options, owned jointly by Mr. Haywood and his non-minor children, which children would have the shared right to the receipt of dividends from, and proceeds for the sale of, such shares.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

CUSIP No. 64129T108	13G	Page 5 of 6

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 64129T108	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2019 Date

/s/ George W. Haywood Signature

George W. Haywood Name/Title